Filed Pursuant to Rule 424(b)(3)
Registration No. 333-102567
Prospectus

DIVIDEND REINVESTMENT PLAN
American Financial Group, Inc.
2,000,000 Common Shares
Through our Dividend Reinvestment Plan, we offer holders of our common shares the opportunity to purchase additional shares by having their cash dividends automatically reinvested in American Financial Group common shares.  Shareholders participating in the plan receive their dividends in shares of our common stock at a discount of 4% from the market price.  No brokerage commissions or service fees are charged on any shares purchased through reinvested dividends.
Shares purchased under the plan can be newly issued shares of previously authorized but unissued shares of our common shares or shares purchased in the open market by our plan agent.  Shareholders who do not participate in the plan receive cash dividends, when and as declared by our board of directors, in the usual manner.
Our common shares are listed on the New York Stock Exchange under the symbol “AFG.”  On December 31, 2018, the last quoted price for our common shares as reported on the NYSE was $90.53.
These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.
See “Risk Factors” beginning on page 10 for a discussion of various factors which shareholders should consider about an investment in our common stock.

January 2, 2019

THE PLAN
Under the American Financial Group, Inc. Dividend Reinvestment Plan, we offer our shareholders the opportunity to purchase our common shares by reinvesting their cash dividends in additional common shares.  As explained below, based on instructions received from a participating shareholder, the plan agent of the plan will reinvest all or a portion of the cash dividends of a participating shareholder.
Shares purchased under the plan will be purchased at a 4% discount to the market price of our common stock.
We have authorized 2,000,000 common shares for issuance under our Dividend Reinvestment Plan.  At December 31, 2018, 1,511,404 common shares remained eligible for issuance.
QUESTIONS AND ANSWERS ABOUT THE PLAN
1.	What is the purpose of the plan for shareholders?
Our Dividend Reinvestment Plan provides registered shareholders with a convenient and economical method of investing their cash dividends in additional shares of our common shares.
2.	Who can participate in the plan?
A shareholder must hold, of record, at least 25 common shares in order to participate in the plan.  In our discretion, nominees of our employee benefit plans may also participate in the plan.
3.	What are the principal features of the plan to shareholders?
We provide a 4% discount to shareholders who purchase shares with reinvested dividends (see Question 10).  Participants do not pay any brokerage commissions or service charges for purchases.  Full investment of funds is possible because the plan permits fractions of shares, as well as full shares, to be credited to a participant’s account.
4.	Who administers the plan?
Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), administers the plan and serves as plan agent.  Broadridge keeps plan records, makes purchases of common shares as agent for all participants and handles distributions from the plan.  Broadridge will keep a record of dividends reinvested and purchases made under the plan and will send participants a statement of account following each dividend payment and reinvestment transaction.  Broadridge will also act as custodian of shares purchased under the plan.

Any questions you may have regarding the plan can be directed to Broadridge as follows:
Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: 1-888-789-8804
Fax: 215-553-5402
shareholder@broadridge.com
Participants, as registered shareholders of the Company, will also be able to view their account information, perform certain transactions and request forms online through Broadridge’s website:  https://shareholder.broadridge.com/afg.

5.	How do shareholders join the plan?
Any eligible shareholder may join the plan by completing an enrollment and authorization form (an “enrollment form”) and returning it to Broadridge.  An enrollment form, as well as contact information for Broadridge, may be obtained at any time by writing or calling the plan agent, by visiting either the “Shareholder Information” page under the Investor Relations tab on AFG’s website (www.AFGinc.com), or by visiting Broadridge’s website (https://shareholder.broadridge.com/afg).
The enrollment form directs us to pay to the plan agent the cash dividends on all or a portion of the common shares registered in the participant’s name and on common shares credited to his or her account under the plan.  The enrollment form also directs the plan agent to use cash dividends to purchase common shares.
6.	Can a shareholder participate only as to some of his or her shares?
Yes.  A shareholder may participate in the plan with respect to less than all common shares registered in his or her name (as long as the shareholder meets the eligibility requirements in Question 2 and participates with respect to at least 25 common shares) and continue to receive cash dividends on the remaining shares.
7.	When may an eligible shareholder join?
An eligible shareholder may join the plan at any time.  Cash dividends payable to any person enrolled in the plan as of the record date for the payment of a cash dividend will be reinvested under the plan.
8.	What is the source of shares purchased under the plan?
Shares purchased under the plan can be newly issued shares of previously authorized but unissued shares of our common shares or shares purchased in the open market by our plan agent.  For information regarding the price of shares purchased under the plan, please see Question 10.

9.	When will purchases of stock be made?
Purchases will be made on (or as close as practicable to) the dividend payment date.  We call this the investment date.  If the dividend payment date falls on a day when the plan agent or the New York Stock Exchange is closed, the investment date will be the next day on which both the plan agent and the New York Stock Exchange are open.
10.	What is the price of shares purchased under the plan?
The price of newly issued shares purchased with reinvested cash dividends will be 4% below the average of the high and low sale prices of our common shares as reported on the New York Stock Exchange on the investment date on which shares are purchased.
The price for shares purchased for participants in the open market will be the actual price paid for such shares, minus 4%.
11.	How will the number of shares to be purchased be determined?
The number of shares that will be purchased for a participant’s account will depend on the amount of the participant’s cash dividend and the price of the shares.  A participant’s account will be credited with the number of shares (including fractional shares computed to three decimal places) that results by dividing the cash dividend amount by the applicable purchase price (computed to three decimal places).
12.	Are there any costs to participants for purchases under the plan?
No.  We will pay all fees, commissions, expenses and costs in connection with purchases under the plan.  However, please see Question 17 concerning charges applicable upon withdrawal from the plan.
13.	Will dividends be paid on shares held in a participant’s account?
Yes.  Cash dividends will be paid on all whole and fractional shares held in a participant’s account and will be reinvested in additional shares.
14.	What reports will be sent to participants?
The plan agent will deliver quarterly to each participant a statement of his or her account.  The statement will show all amounts invested, the number of shares purchased and the purchase price, and a current summary of the participant’s total holdings under the plan.  The statements of account are the participant’s record of the cost and date of his or her purchases and should be retained for income tax purposes.
Participants will continue to receive our annual report to shareholders, notice of annual meeting and proxy statement.  Participants will also receive information from the plan agent for reporting dividend income for income tax purposes on shares held under the plan.  The plan agent will also send information for reporting dividend income for income tax purposes on shares held outside the plan.

15.	Will a participant receive certificates for shares purchased?
Normally, certificates for shares purchased under the plan will not be sent to participants and will instead be registered in the participant’s name in book-entry form at Broadridge.
Upon the participant’s written request, the plan agent will send a certificate for the total number of whole shares credited to his or her account, or for any lesser number specified.  Any remaining shares or fractional shares will continue to be held in the participant’s account.  Certificates for fractional shares will not be issued.
16.	In whose name will certificates be issued?
Certificates sent to a participant by the plan agent upon written request will be registered in the name in which the plan account is maintained.  This generally will be the name or names in which the participant’s original certificates were registered at the time of joining the plan.
17.	How does a participant withdraw from the plan?
A participant may withdraw from the plan by sending written notification of withdrawal to the plan agent.  If a participant withdraws from the plan, the plan agent will deliver to the holder a certificate for whole shares credited to his or her account.  In addition, any fractional shares will be sold and a cash payment will be made for the sales price thereof.
Alternatively, a participant may withdraw from the plan and request that the plan agent sell all shares, both whole and fractional, held in his or her account.  The proceeds from the sale, less the plan agent’s service fee, any brokerage commissions and transfer taxes, will be remitted to the withdrawing participant.  The price of shares sold will be the average of all actual sales under the plan on the sale date.
18.	When may a participant withdraw from the plan?
A participant may withdraw from the plan at any time.  All dividends paid with a record date after effectiveness of withdrawal will be paid to the shareholder in cash.
19.	Can a participant request that a portion of the shares in his or her account be sold and remain in the plan?
Yes. A participant may request that the plan agent sell less than all shares held in his or her account, and continue to be a participant with respect to the remaining shares in his or her plan account.
20.	May a shareholder rejoin the plan?
Generally, an eligible shareholder may rejoin the plan and become a participant at any time. However, in order to minimize administrative expenses and to encourage use of the plan as a long-term investment service, we retain the ability to reject the enrollment form from a previous participant on grounds of excessive joining and termination.

21.	What happens if a participant either sells all of his or her common shares or transfers all of his or her common shares into a brokerage account?
A participant may dispose of some or all of the common shares registered in his or her name or deposit such shares into a brokerage account (holding them in “street name”).  If a participant’s record ownership of common shares falls below 25 full shares, including shares credited to his or her account under the plan, the effect will be the same as voluntary withdrawal from the plan as described in Question 17.
22.	What happens if American Financial Group issues a stock dividend or declares a stock split?
Any shares that we distribute as a stock dividend on shares held in the participant’s plan account (including fractional shares) and any split of such shares will be credited to a participant’s plan account.
23.	Can a participant vote shares held under the plan?
Yes.  The total shares held, including whole shares credited to the account of a participant, will be voted in accordance with instructions of the participant given on a proxy which will be furnished to the participant or, if the participant desires to vote in person at a meeting, a proxy for total whole shares held may be obtained from the plan agent.  A shareholder desiring to vote his or her shares by proxy in person at a shareholder meeting should contact the plan agent at least ten business days in advance of the meeting in order to receive the proxy in a timely fashion.
24.	What if a participant acquires additional shares after becoming a participant?
If a participant acquires common shares in the market or otherwise, the dividends paid on those shares will be reinvested under the plan unless the new shares are registered in an account name which is different from the name in which the shareholder is registered under the plan.  Upon written instruction to the plan agent, a participant may elect to receive cash dividends on the newly acquired shares and still remain in the plan with respect to the previously held shares.
25.	What happens to the account if a participant dies?
Upon receipt by the plan agent of proper notice of the death or incompetency of a participant, together with any other forms as may be required by the plan agent, the participant’s account will be terminated and shares will be delivered to the appropriate person in the same manner relating to a participant who withdraws from the plan. See Question 17.

26.	What happens if American Financial Group, voluntarily or involuntarily, liquidates, dissolves or winds up?
Each participant in the plan, as a holder of common shares, will be entitled to receive his or her pro rata share of our assets remaining after distribution has been made to the holders of creditor claims and any preferred stock.
27.	What are the responsibilities of American Financial Group and the plan agent under the plan?
Neither American Financial Group nor the plan agent can assure participating shareholders of a profit or protect them from a loss in any investment they may make in shares of our common shares under the plan.  In administering the plan, neither American Financial Group nor the plan agent is liable for any act done in good faith or for any omission to act in good faith, including, without limitation, any claim for liability arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death.  We retain the right to interpret and regulate the plan, and to modify, suspend or terminate it at any time.
28.	What are the federal income tax consequences of participating in the plan?
In general, participants in the plan have the same federal income tax obligations with respect to their dividends as do shareholders who are not participating in the plan.  This means that the cash dividends a participant reinvests under the plan will be treated as having been received even though the participant does not actually receive them in cash but, instead, uses them to purchase additional shares of stock under the plan.
The Internal Revenue Service has ruled with respect to a plan similar to our plan that the full fair market value of the shares purchased with reinvested dividends is taxable as dividend income to the participant.  This means that in addition to the reinvested dividends being taxable, the 4% discount allowed on the purchase of shares with reinvested dividends under the plan is also taxable as dividend income to the participant in the year the shares are purchased.
The tax basis of shares acquired through reinvested dividends is equal to the fair market value of the stock on the investment date rather than the discounted amount paid for the shares.  The holding period for shares acquired under the plan begins the day after the applicable investment date.
In the case of participating foreign shareholders whose dividends are subject to the withholding of U.S. income taxes, the tax to be withheld will be deducted from each dividend payment before it is reinvested.
29.	May the plan be amended or discontinued?
Yes, we may terminate or amend the plan at any time.  We will notify all participants of termination or provide information regarding any material amendment.  If we terminate the plan in order to establish a new dividend reinvestment plan, participants will automatically participate in the new plan.  We will also continue to apply cash dividends as participants previously requested on their enrollment forms.

USE OF PROCEEDS
The proceeds from the sale of shares purchased from us under the plan will be added to our general operating funds to be used as working capital.  We will receive no proceeds from the sale of shares purchased by the plan agent on the open market.
LEGAL MATTERS
The validity of the common shares offered under this prospectus will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of our internal control over financial reporting as of December 31, 2017, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement.  Our consolidated financial statements and schedules and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
AVAILABLE INFORMATION
We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under which we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  You may inspect our filings free of charge over the Internet at the SEC’s home page at www.sec.gov or through our Internet website at www.AFGinc.com.  Other than the information specifically incorporated by reference in this prospectus, information on our website is not part of this prospectus.
Our common shares are listed on the New York Stock Exchange under the symbol “AFG.”  Reports, proxy statements and other information regarding American Financial Group, Inc. may be read and copied at the offices of the NYSE located at 20 Broad Street, New York, New York  10005.
We are “incorporating by reference” into this prospectus certain information that we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to those documents.  The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information.  This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC (other than documents or information deemed furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 on Form 8-K, and no such information shall be deemed specifically incorporated by reference in this prospectus):

SEC Filings (File No. 1-13653)	Period
Annual Report on Form 10-K	Year Ended December 31, 2017

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2018, June 30, 2018 and September 30, 2018

Current Reports on Form 8-K	Filed on March 21, 2018, May 23, 2018, November 6, 2018 and December 28, 2018

Form 8-A Registration Statement	Filed November 25, 1997

Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules).
You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:  Karl J. Grafe, Vice President, Assistant General Counsel and Secretary, American Financial Group, Inc., Great American Insurance Group Tower, 301 East Fourth Street, 27th Floor, Cincinnati, Ohio 45202, (513) 579-2540.  Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.
FORWARD LOOKING STATEMENTS
This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  Forward-looking statements are subject to numerous assumptions, risks or uncertainties.  The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements.  Some of the forward-looking statements can be identified by the use of forward-looking words such as “anticipates”, “believes”, “expects”, “estimates”, “intends”, “plans”, “seeks”, “could”, “may”, “should”, “will” or the negative version of those words or other comparable terminology.
Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves.  In addition, generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements are and will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference in this prospectus.
All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements.  We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements for any changes in events or circumstances or in our expectations or results.

RISK FACTORS
Before you invest in the Company’s common stock, you should be aware that an investment in our common stock involves a variety of risks, including the risks and uncertainties described under the caption “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2017, and any updates that may be described in Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K that we may file in the future, all of which are incorporated by reference into this prospectus.
COMMISSION POSITION ON INDEMNIFICATION
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Ohio law permits us to indemnify any person made or threatened to be made a party to any proceedings, other than a proceeding by or in our right, by reason of the fact that he or she is or was our director, officer, employee or agent, against expenses, including judgment and fines, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to criminal actions, in which he or she had no reasonable cause to believe that his or her conduct was unlawful.  Similar provisions apply to actions brought by or in our right, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to us unless deemed otherwise by the court.  Indemnifications are to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court.  Our charter documents extend such indemnification.  We also maintain directors and officers insurance which covers all of our directors and officers and all directors and officers of the companies which are, directly or indirectly, more than 50% owned by us.  We have also has entered into indemnification agreements with our officers and directors providing for indemnification against certain liabilities to the fullest extent permitted under Ohio law.